SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces 3Q19 results

São Paulo, November 14, 2019 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its 3Q19 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2018.

SBSP3: R$ 51.88/share SBS: US$ 12.20 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 35.5 billion Closing quote: 11/14/2019

R$ million
Gross operating revenue
3,331.6
4,984.1
49.6%
Net operating revenue
3,810.8
5,410.6
42.0%
Costs, adm. & selling expenses and construction costs
2,719.2
2,867.6
5.5%
Adjusted EBITDA
1,434.6
3,009.3
109.8%
Adjusted EBIT
1,092.1
2,545.4
133.1%
Net income
565.2
1,208.9
113.9%
3Q18
3Q19

1.    Highlights for the Quarter

In 3Q19, the Company recorded a net income of R$ 1,208,9 million, versus a net income of R$ 565.2 million in 3Q18, representing an increase of R$ 643.7 million, or 113.9%.

Adjusted EBITDA totaled R$ 3,009.3 million, 109.8% higher than the R$ 1,434.6 million recorded in 3T18 (increasing by R$ 1,574.7 million).

3Q19 result was impacted by several events during the period, mainly:

(a)   Start of Operation in the Municipality of Santo André

In July 2019, the Company entered into an agreement with the municipality of Santo André starting operations in August. The initial impact of this agreement resulted in R$ 1,275.5 million increase in revenues in 3Q19 and a reduction of R$ 41.7 million in expenses, as shown below:

(1)       Non-recurring revenue in 3Q19 resulting from the agreement with the municipality.

(2)       Revenue in 3Q19 referring to the start of operations in the municipality on August 11, 2019.

(3)       Expenses with services and amortization in 3Q19 related to the start of operations in the municipality.

(4)       Reversal of non-recurring allowance for doubtful accounts resulting from  the agreement with the municipality.

(b)   TAC - Retirees

On February 20, 2009, Sabesp and the Public Prosecution Office of  the State of São Paulo signed a Conduct Adjustment Term (TAC), in which the Company pledged to promote the gradual dismissal of retired employees. As a result of this TAC, the Company recorded a provision for the dismissal of these employees.

On October 11, 2019, the Public Prosecution Office closed the case regarding the TAC given its understanding that the legal requirements were achieved. Therefore, the Company reversed non-recurring provisions, in the amount of R$ 173.3 million in the Salaries and payroll charges and Pension plan obligations account.

(c)   Operations in the Municipality of Guarulhos

The operations in the municipality of Guarulhos  impacted  positively the results in 3Q19 with a recognition of R$ 115.6 million in operating revenues and R$ 37.4 million in costs and expenses, excluding revenue and construction costs. Net income before income tax and social contribution was R$ 78.2 million in the period.

(d)   São Lourenço Production System

The São Lourenço Production System began its operations in 3Q18. The costs and expenses resulting from the startup of operations increased by R$ 34.4 million, in the 3Q19 comparing to 3Q18, referring only to the month of September 2018.

(e)   Signing of Program Contract with the Municipality of Guarujá

The Company was already providing sanitation services in the municipality of Guarujá under a lacked of formal agreement. In order to properly adjust the contract with current legislation, the Company signed a program contract for the provision of water and sewage service for a 30-year term and, within this context, ended all pending court proceedings and recognized non-recurring expenses in the amount of R$ 46.4 million in 3Q19.

(f)    Signing of a new Health Plan with Fundação CESP - FUNCESP

The health plan that was administered by SABESPREV was recording deficits and demanding sporadic contributions from Sabesp in order to maintain the financial solvency margins required by the National Agency for Supplementary Health (Agência Nacional de Saúde Suplementar - ANS).

In August 2019, the new health plan administered by Fundação CESP became effective, replacing the previous health plan. With the adherence to the new plan, there was no need for additional contributions and resulted in savings of R$ 39.1 million in healthcare expenses in 3Q19, when compared to 3Q18.

2. Financial Highlights

(1)     Includes Regulation, Control and Inspection Fee (TRCF), totaling R$ 17.4 million in 3Q19 and R$ 15.8 million in 3Q18.

(2)     Includes TRCF transfer, totaling R$ 15.1 million in 3Q19 and R$ 13.5 million in 3Q18.

  (*)     Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

* Adjusted EBIT corresponds to net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

**Adjusted EBITDA corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 3Q19, net operating revenue, which considers construction revenue, totaled R$ 5,410.6 million, 42.0% from 3Q18.

Costs and expenses, which consider construction costs, totaled R$ 2,867.6 million, 5.5% up from 3Q18.

Adjusted EBIT totaled R$ 2.545.4 million, increasing by 133.1% from the R$ 1,092.1 million recorded in 3Q18.

Adjusted EBITDA totaled R$ 3,009.3 million, increasing by 109.8% from the R$ 1,434.6 million recorded in 3Q18 (R$ 8,110.0 million in the last 12 months e and R$ 5,610.3 million in the 12-months comparative period of 2018).

The adjusted EBITDA margin reached 55.6% in 3Q19, versus 37.6% in 3Q18 (44.6% in the last 12 months and   R$ 36.9% in the 12-months comparative period of 2018).

Excluding the effects of revenue and construction costs, adjusted EBITDA margin reached 63.5% in 3Q19, compared to 46.0% in 3Q18 (52.2% in the last 12 months and 45.3% in the 12-months comparative period of 2018).

Net income totaled R$ 1,208.9 million in 3Q19 versus a net income of R$ 565.2 million in 3Q18.

3. Gross operating revenue

Gross operating revenue related to sanitation services, in the amount of R$ 4,984.1 million, which does not consider construction revenue, increased by R$ 1,652.5 million, or 49.6%, from the amount of R$ 3,331.6 million in 3Q18.

The main factors that led to the increase were:

•       3.5% tariff repositioning index since June 2018 and 4.7% tariff adjustment since May 2019 with approximately 4.9% impact on operating revenue;

•       2.8% increase in total billed volume, of which 2.4% came from water services and 3.4% came from sewage services, excluding the volumes of  Guarulhos and Santo André;

•       Beginning of operations in the municipality of Guarulhos in January 2019, generating an increase of
R$ 115.6 million in operating revenue; and

•       Agreement signed with the municipality of Santo André in July 2019, generating an increase of R$ 1,275.5 million in operating revenue.

4. Construction revenue

Construction revenue fell by R$ 24.6 million, or 3.4% against the same period in 2018. The variation was mainly due to higher asset investments in 3Q18, mainly in São Lourenço Production System.

5. Billed volume

The tables below show water and sewage billed volumes, quarter-over-quarter and YTD, according to the consumer category and region. The volumes from the municipalities of Guarulhos and Santo André are highlighted separately.

WATER AND SEWAGE BILLED VOLUME[1] PER CUSTOMER CATEGORY - million m^3

Category	Water 3Q19	Water 3Q18	%	Sewage 3Q19	Sewage 3Q18	%	Water + Sewage 3Q19	Water + Sewage 3Q18	%
Residential	404.5	394.6	2.5	349.0	338.4	3.1	753.5	733.0	2.8
Commercial	42.0	41.0	2.4	41.1	40.0	2.8	83.1	81.0	2.6
Industrial	7.8	7.7	1.3	9.6	9.2	4.3	17.4	16.9	3.0
Public	10.4	10.1	3.0	9.5	9.1	4.4	19.9	19.2	3.6
Total retail	**464.7**	**453.4**	**2.5**	**409.2**	**396.7**	**3.2**	**873.9**	**850.1**	**2.8**
Wholesale [3]	20.9	20.8	0.5	4.3	3.3	30.3	25.2	24.1	4.6
Subtotal	**485.6**	**474.2**	**2.4**	**413.5**	**400.0**	**3.4**	**899.1**	**874.2**	**2.8**
Guarulhos[4]	18.7	28.0	(33.2)	16.0	-	-	34.7	28.0	23.9
Santo André[4]	18.1	17.7	2.3	7.1	3.8	86.8	25.2	21.5	17.2
Total	**522.4**	**519.9**	**0.5**	**436.6**	**403.8**	**8.1**	**959.0**	**923.7**	**3.8**

Category	Water 9M19	Water 9M18	%	Sewage 9M19	Sewage 9M18	%	Water + Sewage 9M19	Water + Sewage 9M18	%
Residential	1,226.7	1,199.5	2.3	1,054.7	1,025.7	2.8	2,281.4	2,225.2	2.5
Commercial	126.7	124.8	1.5	123.6	120.5	2.6	250.3	245.3	2.0
Industrial	23.4	23.3	0.4	28.8	28.2	2.1	52.2	51.5	1.4
Public	31.3	30.3	3.3	28.5	27.2	4.8	59.8	57.5	4.0
Total retail	**1,408.1**	**1,377.9**	**2.2**	**1,235.6**	**1,201.6**	**2.8**	**2,643.7**	**2,579.5**	**2.5**
Wholesale [3]	61.9	60.7	2.0	12.5	9.9	26.3	74.4	70.6	5.4
Subtotal	**1,470.0**	**1,438.6**	**2.2**	**1,248.1**	**1,211.5**	**3.0**	**2,718.1**	**2,650.1**	**2.6**
Guarulhos[4]	53.2	82.3	(35.4)	45.9	-	-	99.1	82.3	20.4
Santo André[4]	53.9	53.0	1.7	15.8	13.4	17.9	69.7	66.4	5.0
Total	**1,577.1**	**1,573.9**	**0.2**	**1,309.8**	**1,224.9**	**6.9**	**2,886.9**	**2,798.8**	**3.1**

WATER AND SEWAGE BILLED VOLUME[1] PER REGION - million m^3

Region	Water 3Q19	Water 3Q18	%	Sewage 3Q19	Sewage 3Q18	%	Water + Sewage 3Q19	Water + Sewage 3Q18	%
Metropolitan	302.1	295.2	2.3	266.0	258.6	2.9	568.1	552.7	2.8
Regional [2]	162.6	158.2	2.8	143.2	138.1	3.7	305.8	296.1	3.3
Total retail	**464.7**	**453.4**	**2.5**	**409.2**	**396.7**	**3.2**	**873.9**	**850.1**	**2.8**
Wholesale [3]	20.9	20.8	0.5	4.3	3.3	30.3	25.2	24.1	4.6
Subtotal	**485.6**	**474.2**	**2.4**	**413.5**	**400.0**	**3.4**	**899.1**	**874.2**	**2.8**
Guarulhos[4]	18.7	28.0	(33.2)	16.0	-	-	34.7	28.0	23.9
Santo André[4]	18.1	17.7	2.3	7.1	3.8	86.8	25.2	21.5	17.2
Total	**522.4**	**519.9**	**0.5**	**436.6**	**403.8**	**8.1**	**959.0**	**923.7**	**3.8**

Region	Water 9M19	Water 9M18	%	Sewage 9M19	Sewage 9M18	%	Water + Sewage 9M19	Water + Sewage 9M18	%
Metropolitan	911.8	893.3	2.1	800.5	780.2	2.6	1,712.3	1,673.5	2.3
Regional [2]	496.3	484.6	2.4	435.1	421.4	3.3	931.4	906.0	2.8
Total retail	**1,408.1**	**1,377.9**	**2.2**	**1,235.6**	**1,201.6**	**2.8**	**2,643.7**	**2,579.5**	**2.5**
Wholesale [3]	61.9	60.7	2.0	12.5	9.9	26.3	74.4	70.6	5.4
Subtotal	**1,470.0**	**1,438.6**	**2.2**	**1,248.1**	**1,211.5**	**3.0**	**2,718.1**	**2,650.1**	**2.6**
Guarulhos[4]	53.2	82.3	(35.4)	45.9	-	-	99.1	82.3	20.4
Santo André[4]	53.9	53.0	1.7	15.8	13.4	17.9	69.7	66.4	5.0
Total	**1,577.1**	**1,573.9**	**0.2**	**1,309.8**	**1,224.9**	**6.9**	**2,886.9**	**2,798.8**	**3.1**

(1)     Unaudited

(2)     Including costal and interior regions

(3)     Wholesale includes volumes of reuse water and non-domestic sewage

(4)     Billed volume in the retail segment in 3Q19 and in the wholesale segment in 3Q18

6. Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses and construction costs increased by R$ 148.4 million in 3Q19 (5.5%). Excluding construction costs, the increase was R$ 172.6 million (8.6%).

Costs, administrative & selling expenses and construction costs as a percentage of net revenue was 53.0% in 3Q19, versus 71.4% in 3Q18. Excluding extraordinary revenues from Santo André, the percentage of net revenue would have been 69.6% in 3Q19.

Salaries and payroll charges and Pension plan obligations

In 3Q19, there was a decrease of R$ 175.2 million, mainly due to:

•        Reversal of R$ 173.3 million  in the provisions of the TAC - Retirees, non-recurring, referring to employees who retired after the signing of the commitment with the Public Prosecution Office of São Paulo due to full complied with the legal requirements by Sabesp recognized by the Public Prosecutor; and

•        Reduction of R$ 39.1 million in healthcare expenses.

The reductions listed above were partially offset by:

•        Increase of R$ 12.0 million, mainly due to the application of 1.0% referring to the Career and Salaries Plan (Plano de Cargos e Salários) in February 2019 and the 4.99% salary adjustment in May 2019, which impacts was mitigated by the reduction of 152 employees since September 2018 (net of hiring and dismissals); and

•        Increase of R$ 11.0 million in overtime expenses.

Treatment materials

Increase of R$ 9.3 million, or 16.0%, mainly due to the increase in use of oxidizers and coagulants in the water treatment, especially in the ABV Water Treatment Station.

Services

Expenses with services totaled R$ 449.9 million increased by R$ 83.4 million, or 22.8% from the R$ 366.5 million recorded in 3Q18. The main factors for the increase were:

•        Meter reading and bill delivery expenses, in the amount of R$ 15.2 million;

•        Maintenance services in water and sewage networks and connections, in the amount of R$ 10.2 million, with R$ 4.1 million in the municipality of Guarulhos;

•        Consulting fees for improvements in IT systems, in the amount of R$ 9.6 million;

•        Paving and replacing of sidewalks, in the amount of R$ 9.5 million;

•        Treatment services for waste disposal, in the amount of R$ 7.2 million;

•        Services related to the beginning of operations in the municipality of Santo André, in August 2019, in the amount of R$ 6.7 million; and

•        Customer service expenses, in the amount of R$ 6.3 million.

Electricity

Electricity expenses totaled R$ 282.5 million in 3Q19, up by R$ 41.0 million, or 17.0% from the expenses of R$ 241.5 million recorded in 3Q18. Of total electricity expenses, ACL accounted for 37.7% (includes TUSD) and ACR for 62.3%.

These variations were mainly due to:

•        Average decrease of 4.8% in energy prices of Free Market tariffs (Ambiente de Contratação Livre – ACL), with a 9,9% increase in consumption;

•        Average increase of 33.8% in Grid Market tariffs (Uso do Sistema de Distribuição – TUSD), with a 6.1% increase in consumption; and

•        Average increase of 8.6% in the Regulated Market tariffs (Ambiente de Contratação Regulada – ACR), with a 3.2% increase in consumption.

The increase in consumption in 3Q19 was largely driven by the start of operations at the Jaguari-Atibainha Interconnection, in Guarulhos and in the São Lourenço Production System.

General expenses

Increase of R$ 141.9 million, or 65.5%, totaling R$ 358.6 million in 3Q19, versus the R$ 216.7 million recorded in 3Q18, mainly due to:

•        Higher provisioning for lawsuits in 3Q19, in the amount of R$ 81.8 million; and

•        Expenses related to the conclusion of lawsuits, due to the agreement signed with the municipality of Guarujá, in the amount of R$ 46.4 million.

Depreciation and amortization

Depreciation and amortization expenses increased by R$ 121.4 million, or 35.4%, mainly due to the start-up of intangible assets, in the amount of R$ 4.0 billion.

Allowance for doubtful accounts

Decrease of R$ 56.9 million, due to the reversal in estimated losses in the municipality of Santo André, in the amount of R$ 51.5 million due to the agreement signed.

7. Other operating revenue (expenses), net

Other net operating revenue and expenses had a negative variation of R$ 21.0 million, due to the higher receival of resources from the River Basin Depollution Program in 3Q18, in the amount of R$ 17.2 million.

8. Financial result

Financial expenses, net of income

Financial expenses

Increase of R$ 90.5 million, mainly due to the addition of R$ 78.7 million in other financial expenses arising from the increase in recognition of interest over: (i) lawsuits, in the amount of R$ 54.9 million; and (ii) the São Lourenço Production System, in the amount of R$ 17.5 million.

Monetary and exchange variation, net

The effect of net monetary and exchange variation in 3Q19 totaled R$ 366.6 million, higher than recorded in 3Q18, highlighting:

•        Increase of R$ 331.3 million in exchange variations on loans and financing, as a result of the appreciation of the US Dollar and Japanese Yen against the Brazilian Real in 3Q19 (8.7% and 8.4%, respectively), when compared to the amounts recorded in 3Q18 (3.8% and 1.3%, respectively); and

•        Increase of R$ 31.6 million in other monetary variations, as a result of: (i) monetary variations on the liabilities of the São Lourenço Production System, in the amount of R$ 17.6 million; and (ii) higher monetary variations on lawsuits, in the amount of R$ 10.0 million.

9. Income tax and Social contribution

Increase of R$ 331.5 million, due to higher taxable income in 3Q19, mainly impacted by the increase in operating revenue resulting from the agreement with the municipality of Santo André, the reversal of provisions for the TAC – Retirees, offseted by and the increase in expenses for exchange variations.

10. Indicators

a)     Operating

The significant increase in the number of water and sewage connections and the population served is due to the entry of the municipalities of Guarulhos and Santo André. If we exclude these two municipalities, the number of water connections would have been 9.2 million and the number of sewage connections would have been 7.7 million. The population served with water supply and sewage collection would be 25.1 million and 21.9 million, respectively.

With regard to water loss indicators, the Micromeasured Water Loss Index (IPM ) of 29.4% in 3Q19, 19.6% (or 66% of the total) is related to Real Losses (Physical) and 9.8% (or 34% of the total) to Apparent Losses (non-Physical). On the other hand, the Water Loss per Connection Index (IPDt) of the total of 288 liters/connection x day, 192 represents the Real Loss (Physical) and 96 represents Apparent Losses (non-Physical). It should be noted that the Apparent Loss, in both indicators, represents water consumed but not measured by the Company.

(1)     Total connections, active and inactive, in thousand units at the end of the period.

(2)     In million inhabitants, at the end of the period. Does not include wholesale.

(3)     In millions of cubic meters.

(4)     Does not include Guarulhos and Santo Andre.

(*)    Unaudited.

b)     Management’s Indicators

Following are three management performance indicators, namely Gross Revenue per cubic meter, Operating Expense per cubic meter and EBITDA per cubic meter billed.

The period shown goes back to 2014, and uses quarterly accounting data disclosed by the company. Adjustments to isolate selected extraordinary and relevant events that would distort the result were also made. All values were brought at average prices for the 3rd quarter 2019, updated by the IPCA, to allow comparisons in the same price base.

These adjustments were made in order to make possible analyze the company over a longer period of time and on the same price basis, rather than in nominal terms and on quarter over quarter basis, where specific events may lead to comparison basis problems and distortions, what brings difficulties in observing the company's evolution and performance over time.

The following charts show a favorable and consistent growth of our Gross Revenue per cubic meter. Due to a disciplined cost management practice, Operating Expenses per cubic meter develops in a controlled manner and compatible with the expansion of our operations in the period. The result, in great part due to Gross Revenue and Operating Expenses behavior, is a very consistent growth in EBITDA per cubic meter.

Total Gross Revenue per m³ Billed - R$/m³

The following were not considered:

- Construction revenue

- R$928 million referring to the agreement with Guarulhos in 4Q18

- R$1,254 million referring to agreement with Santo André in 3Q19

Operating Expense per m³ Billed - R$/m³

Expenses considered: personnel, general materials, third-party services, electric energy, general expenses and tax expenses.

Reversals excluded:

- R$696 million referring to agreement with the State Government in 1Q15

- R$307 million referring to the migration of the additional pension plan in 3Q16

- R$173 million referring to the end of the TAC Retirees in 3Q19.

EBITDA per m³ Billed - R$/m³

The following were not considered:

Revenue:

- R$928 million referring to the agreement with Guarulhos in 4Q18

- R$1,254 million referring to agreement with Santo André in 3Q19

Reversal of expenses:

- R$696 million referring to agreement with the State Government in 1Q15

- R$307 million referring to the migration of the additional pension plan in 3Q16

- R$173 million referring to the end of the TAC Retirees in 3Q19

c)     Economic

(1)     Accrued in the quarter (%)

(2)     Annual average (9 months)

(3)     Ptax sale rate on the last day of the quarter

(*)    Unaudited

11. Loans and financing

In 3Q19, 49.2% of the Company's total debt is exposed to the exchange rate variation of the Brazilian Real against the US dollar and Japanese Yen, due to outstanding loans with multilateral banks (IDB and IBRD) and official banks (JICA) that offer debt instruments with longer terms and lower costs, in addition to other funding instruments used in the capital and credit markets.

Considering the current international and national macroeconomic conditions and their impact on interest and exchange rates and, in particular, the significant reduction in the differential between internal and external interest rates, the company should, whenever possible, contemplate actions to capture opportunities that will result in a decrease in its foreign exchange exposure.

In the case of debts with multilateral and official banks, some of our current contracts already have currency exchange clauses and some may be amended to include this option. In these cases, there will be no need for the use of market currency hedging instruments for the execution of any debt currency exchange.

For other debts of the Company in foreign markets, whether of private credit or public financing that do not have currency exchange clauses, the Company may resort to market currency hedging instruments to reduce its currency exposure.

The Company will continue to prioritize access to increasingly diversified credit sources, both internal and external, to support its investments, its cash and refinancing needs and, in this sense, will always evaluate the opportunity to carry out currency hedging operations based on conditions and costs offered by the market.

12. Capex

In 3Q19, the Company invested R$ 2.2 billion, totaling R$ 3.7 billion year to date, of this total, R$ 1.9 billion refers to investments that did not affect cash. The significant increase in the quarter is due to the start of operations in the municipality of Santo André since it was constituted an intangible  by the right to directly provide water supply and sewage services in the municipality.

13. Conference calls

In English

November 18, 2019 - Monday

11:30 am US ET / 1:30 pm (Brasília)

Dial in: + 1 (412) 317-6346

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10135719

Click here for the webcast

In Portuguese

November 18, 2019 – Monday
9:30 am  US ET / 11:30 am (Brasília)

Dial in: +55 (11) 3181-8565

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3193-1012

Replay ID: 8133341#

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone:(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone:(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

 Balance Sheet

Brazilian Corporate Law R$ '000

ASSETS	09/30/2019	12/31/2018
Current assets		
Cash and cash equivalents	2,633,406	3,029,191
Trade receivables	2,008,771	1,843,333
Related parties and transactions	163,986	174,148
Inventories	95,189	65,596
Restricted cash	22,477	31,900
Currrent recoverable taxes	129,336	380,703
Other receivables	67,705	77,371
Total current assets	**5,120,870**	**5,602,242**
Noncurrent assets		
Trade receivables	218,555	209,083
Related parties and transactions	657,138	669,102
Escrow deposits	178,246	152,018
Water National Agency – ANA	37,317	49,136
Other receivables	118,846	103,310
Equity investments	63,171	44,587
Investment properties	47,574	47,620
Contract assets	7,579,485	7,407,948
Intangible assets	31,516,892	29,012,460
Property, plant and equipment	299,955	267,612
Total noncurrent assets	**40,717,179**	**37,962,876**
Total assets	**45,838,049**	**43,565,118**

LIABILITIES AND EQUITY	09/30/2019	12/31/2018
Current liabilities		
Trade payables	325,896	465,993
Borrowings and financing	1,714,302	2,103,612
Accrued payroll and related charges	461,940	564,830
Taxes and contributions	244,452	200,563
Dividends and interest on capital payable	573	673,765
Provisions	531,497	458,387
Services payable	480,730	454,022
Public-Private Partnership – PPP	98,350	137,827
Program Contract Commitments	265,842	230,695
Other liabilities	231,498	108,938
Total current liabilities	**4,355,080**	**5,398,632**
Noncurrent liabilities		
Borrowings and financing	11,952,681	11,049,184
Deferred income tax and social contribution	438,586	261,242
Deferred Cofins and Pasep	139,434	140,830
Provisions	480,162	434,475
Pension obligations	3,015,453	2,970,009
Public-Private Partnership – PPP	3,221,879	3,275,297
Program Contract Commitments	123,333	142,314
Other liabilities	309,558	341,447
Total noncurrent liabilities	**19,681,086**	**18,614,798**
Total liabilities	**24,036,166**	**24,013,430**
Equity		
Paid-up capital	15,000,000	15,000,000
Profit reserve	5,040,452	5,100,783
Other comprehensive income	(549,095)	(549,095)
Retained earnings	2,310,526	-
Total equity	**21,801,883**	**19,551,688**
Total equity and liabilities	**45,838,049**	**43,565,118**

Cash Flow

Brazilian Corporate Law

	Jan-Set 2019	R$ '000 Jan-Set 2018
Cash flow from operating activities		
Profit before income tax and social contribution	**3,478,621**	**1,986,875**
Adjustment for:		
Depreciation and amortization	1,299,363	997,406
Residual value of property, plant and equipment and intangible assets written-off	14,593	16,893
Allowance for doubtful accounts	50,898	126,005
Provision and inflation adjustment	280,565	50,794
Interest calculated on loans and financing payable	430,838	391,455
Inflation adjustment and foreign exchange gains (losses) on loans and financing	498,337	1,153,748
Interest and inflation adjustment losses	28,521	20,886
Interest and inflation adjustment gains	(26,413)	(55,069)
Financial charges from customers	(282,958)	(219,514)
Margin on intangible assets arising from concession	(44,775)	(45,829)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	(127,793)	(75,450)
Equity result	(8,337)	(4,196)
Provision from São Paulo agreement	4,186	7,601
Pension obligations	200,581	181,995
Santo André agreement	(1,259,758)	-
Interest and inflation adjustment (Public-Private Partnership)	293,299	15,629
Other adjustments	(7,257)	4,373
	4,822,511	**4,553,602**
Changes in assets		
Trade accounts receivable	(31,037)	555
Accounts receivable from related parties	48,619	45,175
Inventories	(29,593)	18,725
Recoverable taxes	251,367	37,872
Escrow deposits	(15,271)	(22,960)
Other accounts receivable	6,956	(32,403)
Changes in liabilities		
Trade payables and contractors	(351,085)	(206,041)
Services payable	22,522	(16,286)
Accrued payroll and related charges	24,903	96,672
Taxes and contributions payable	(47,595)	(162,720)
Deferred Cofins/Pasep	(1,396)	6,311
Provisions	(161,768)	(193,804)
Pension obligations	(155,137)	(151,518)
Other liabilities	87,495	142,676
Cash generated from operations	**4,471,491**	**4,115,856**
Interest paid	(553,102)	(513,176)
Income tax and contribution paid	(892,800)	(514,657)
Net cash generated from operating activities	**3,025,589**	**3,088,023**
Cash flows from investing activities		
Acquisition of contract assets and intangible assets	(2,029,213)	(1,366,684)
Restricted cash	9,423	(6,195)
Purchases of tangible assets	(56,186)	(23,043)
Increase in investment	223	(655)
Cash receipts from the sale of assets	-	8,131
Net cash used in investing activities	**(2,075,753)**	**(1,388,446)**
Cash flow from financing activities		
Loans and financing		
Proceeds from loans	1,603,795	1,555,670
Repayments of loans	(1,750,487)	(1,170,632)
Payment of interest on shareholders'equity	(739,990)	(653,393)
Public-Private Partnership – PPP	(417,550)	(63,469)
Program Contract Commitments	(41,389)	(31,547)
Net cash used in financing activities	**(1,345,621)**	**(363,371)**
Cash reduce and cash equivalents	**(395,785)**	**1,336,206**
Represented by:		
Cash and cash equivalents at beginning of the year	3,029,191	2,283,047
Cash and cash equivalents at end of the year	2,633,406	3,619,253
Cash reduce and cash equivalents	**(395,785)**	**1,336,206**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 18, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.